1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

January 24, 2014

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Alpine Series Trust, as it relates to its series, the Alpine Innovators Fund
Post-Effective Amendment No. 36 to Registration Statement on Form N-1A
Securities Act File No. 333-75786
Investment Company Act File No. 811-10405

Ladies and Gentlemen:

On behalf of Alpine Series Trust (the “Trust”), and pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), we hereby transmit for filing with the Securities and Exchange Commission (the “SEC”), Post-Effective Amendment No. 36 to the Trust’s Registration Statement under the 1933 Act and Amendment No. 38 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended (the “Amendment”).

This filing relates solely to Alpine Innovators Fund (the “Fund”). The Amendment is being filed under paragraph (a)(1) of Rule 485 to reflect changes to the Fund’s investment strategies, risk factors and portfolio managers  that were approved by the Board of Trustees to reflect a new investment focus on small capitalization equities.  In connection with those changes, the Fund’s name is being changed to “Alpine Small Cap Fund.”  These changes are expected to become effective on or about March 31, 2014 and were disclosed in supplements to the Fund’s current summary prospectus and prospectus dated January 23, 2014.

The disclosures in the summary sections of the Prospectus for the Fund other than those entitled “Fees and expenses of the fund,” “Principal investment strategies,” “Principal investment risks,” “Performance” and “Management – Portfolio Managers” and in the statutory section of the Prospectus other than that entitled “More on the Funds’ Investment Strategies, Investments and Risks” and “Management of the Funds – Portfolio Managers” are substantially identical to those sections in the Fund’s current prospectus, dated February 28, 2013, and to those of other funds managed by Alpine that have been reviewed by the Staff.  Similarly, the disclosures in the Fund’s SAI are substantially identical to the Fund’s current SAI, dated February 28, 2013, and to those of other Alpine funds, except for changes to the sections captioned “Investment Practices and Risk Factors” and “Management – Portfolio Managers” to reflect the changes to the Fund’s investment strategies, policies, risk factors and portfolio managers.  Consequently, on behalf of the Trust, I hereby request selective review of the Amendment.

The Trust will request, via separate correspondence, acceleration of effectiveness of the Amendment to February 28, 2014 to coincide with the effectiveness of the Trust’s annual update to its Registration Statement.

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Any questions or comments on the Amendment should be directed to the undersigned at 202-303-1124.

Very truly yours,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Matthew K. Breitman, Alpine Woods Capital Investors, LLC
Neesa Sood, Willkie Farr & Gallagher LLP

Enclosures